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                                                             Exhibit (d)(11)





                         GUARANTY NATIONAL CORPORATION
                         9800 SOUTH MERIDIAN BOULEVARD
                           ENGLEWOOD, COLORADO  80112

                                November 5, 1997

Dear Shareholder:

   I am pleased to inform you that on October 31, 1997, Guaranty National Corporation and Orion Capital Corporation entered into a Merger Agreement pursuant to which Orion is today commencing a tender offer to purchase all outstanding shares of common stock of Guaranty National for $36.00 per share, net to the seller in cash. Shares of common stock of Guaranty National not acquired in the tender offer are to be acquired in a second step merger at the same per share price.

   Pursuant to the recommendation of a special committee of outside directors, your Board of Directors has determined that the tender offer and the merger are fair to and in the best interests of the Company and its shareholders and has approved the Merger Agreement, the tender offer and the merger. Your Board of Directors recommends that Guaranty National shareholders accept the tender offer and tender their shares of common stock pursuant to the tender offer.

   In arriving at its recommendation, the special committee gave careful consideration to a number of factors referred to in the attached Schedule 14D-9. Among other things, the special committee considered the opinion of its financial advisor that the consideration to be received by the non-Orion shareholders pursuant to the tender offer and the merger is fair, from a financial point of view, to such shareholders.

   Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your shares.

   These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

   On behalf of the management and the Board of Directors of Guaranty National Corporation, we thank you for your support.

                            Sincerely,


                            James R. Pouliot
                            President and Chief Executive Officer